

August 11, 2021

Liisa Nogelo
Chief Legal Officer
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge Massachusetts 02139

> **Re: Surface Oncology, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2021**
> **File No. 333-258518**

Dear Ms. Nogelo :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alicia M. Tschirhart